Exhibit 4(cc)

Amendment (this “Amendment”), dated November 9, 2016 (the “Amendment Effective Date”), by NextEra Energy Capital Holdings, Inc. (formerly known as FPL Group Capital Holdings Inc), a Florida corporation (together with its successors and assigns, the “Corporation”), and NextEra Energy, Inc. (formerly known as FPL Group, Inc.), a Florida corporation (together with its successors and assigns, the “Guarantor”), to the Replacement Capital Covenant, dated September 19, 2006 (the “Replacement Capital Covenant”), entered into by the Corporation and the Guarantor in favor of and for the benefit of each Covered Debtholder (as defined in the Replacement Capital Covenant).
Recitals
A.    On September 19, 2006, the Corporation and the Guarantor entered into the Replacement Capital Covenant in connection with the issuance of, among other things, the Corporation’s Series B Enhanced Junior Subordinated Debentures due 2066.
B.    Pursuant to Section 4(b) of the Replacement Capital Covenant, the Corporation and the Guarantor may amend the Replacement Capital Covenant without the consent of the Holders of the then-effective Covered Debt if such amendment is not adverse to the Holders of the then-effective Covered Debt and an officer of the Corporation delivers to such Holders a written certificate stating that, in his or her determination, such amendment is not adverse to the Holders of the then-effective Covered Debt.
C.    The intent and effect of this Amendment is to (i) recognize, for purposes of calculating qualified replacement capital under the Replacement Capital Covenant, the proceeds from the issuance of any and all securities specified in Section 2 of the Replacement Capital Covenant after the Amendment Effective Date during the 365 days prior to the applicable redemption, repurchase or purchase date and (ii) allow the Corporation to select the Covered Debt upon a Redesignation Date.
NOW, THEREFORE, the Corporation and the Guarantor hereby amend the Replacement Capital Covenant as set forth in this Amendment.
SECTION 1. Definitions.  Capitalized terms used herein (including in the Recitals) and not otherwise amended or defined herein shall have the meanings set forth in the Replacement Capital Covenant.
SECTION 2. Amendments of the Replacement Capital Covenant. The Replacement Capital Covenant is hereby amended in accordance with Section 4(b) thereof as follows:
(A)    by replacing the phrase “during the 180 days prior to the applicable redemption, repurchase or purchase date” with the phrase “during the 365 days prior to the applicable redemption, repurchase or purchase date” each time this phrase appears in Section 2 thereof;
(B)    by replacing the phrase “during the 180 days prior to the date of redemption or repurchase” with the phrase “during the 365 days prior to the date of redemption or repurchase” in the definition of “Applicable Percentage” as set forth in Schedule I thereto;
(C)    by amending Section 3(b) thereof to read in its entirety as follows:

“(b) (i) During the period commencing on the earlier of (x) the date two years and 30 days prior to the final maturity date for the then effective Covered Debt and (y) the date on which the Corporation gives notice of redemption of the then effective Covered Debt, if such redemption is in whole or in part with the consequence that after giving effect to such redemption the outstanding principal amount of such Covered Debt would be less than $100,000,000, or (ii) if earlier than the date specified in clauses (x) and (y) of this Section 3(b)(i), on the date on which the Parent or the Corporation repurchases the then effective Covered Debt in whole or in part and, after giving effect to such repurchase, the outstanding principal amount of such Covered Debt would be less than $100,000,000, the Corporation shall identify the series of Eligible Debt that will become the Covered Debt on the related Redesignation Date in accordance with the following procedures:
(A)    the Corporation shall identify each series of then outstanding long-term indebtedness for money borrowed of the Corporation and the Guarantor that is Eligible Debt;
(B)    the Corporation shall designate one of such series to be the series of Eligible Debt that will become the Covered Debt commencing on the related Redesignation Date;
(C)    the series of Eligible Debt that is determined to be the Covered Debt pursuant to clause (B) above shall be the Covered Debt for purposes of this Replacement Capital Covenant for the period commencing on the related Redesignation Date and continuing to but not including the Redesignation Date as of which a new series of Eligible Debt is next determined to be the Covered Debt pursuant to the procedures set forth in this Section 3(b); and
(D)    in connection with such identification of a new series of the Covered Debt, notice shall be given as provided for in Section 3(d) within the time frame provided for in such section.”;
(D)    by deleting Section 3(c) thereof in its entirety;
(E)    by amending the definition of the term “Eligible Debt” as set forth in Schedule I thereto to read in its entirety as follows:
“Eligible Debt” means, at any time, Eligible Subordinated Debt or Eligible Senior Debt. The Subordinated Debentures shall not be considered “Eligible Debt” for purposes of the Replacement Capital Covenant.”; and
(F)    by amending the definition of the term “Eligible Subordinated Debt” as set forth in Schedule I thereto to read in its entirety as follows:
“Eligible Subordinated Debt” means, at any time in respect of any issuer, each series of the issuer’s then outstanding unsecured long-term indebtedness for money borrowed that (i) upon a bankruptcy, liquidation, dissolution or winding up of the issuer, ranks senior to the Subordinated Debentures (or any guarantee thereof) and subordinate to the issuer’s then outstanding series of unsecured indebtedness for money borrowed that ranks most senior, (ii) is then assigned a rating by at least one NRSRO (provided that this clause (ii) shall apply on a Redesignation Date only if on such date the issuer has outstanding subordinated long-term indebtedness for money borrowed that satisfies the requirements of clauses (i), (iii) and (iv) that is then assigned a rating by at least one NRSRO), (iii) has an outstanding principal amount of not less than $100,000,000, and (iv) was issued through or with the assistance of a commercial or investment banking firm or firms acting as underwriters, initial purchasers or placement or distribution agents. For purposes of this definition as applied to securities with a CUSIP number, each issuance of long-term indebtedness for money borrowed that has (or, if such indebtedness is held by a trust or other intermediate entity established directly or indirectly by the issuer, the securities of such intermediate entity have) a separate CUSIP number shall be deemed to be a series of the issuer’s long-term indebtedness for money borrowed that is separate from each other series of such indebtedness.”
SECTION 3. Miscellaneous.  (a)  Except as expressly amended hereby, all of the provisions of the Replacement Capital Covenant continue in full force and effect.
(b)    This Amendment shall be governed and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the Corporation and the Guarantor have caused this Amendment to the Replacement Capital Covenant to be executed by a duly authorized officer as of the day and year first above written.

NextEra Energy Capital Holdings, Inc.

By:	ALDO E. PORTALES
Name: Aldo E. Portales
Title: Assistant Treasurer

NextEra Energy, Inc.

By:	ALDO E. PORTALES
Name: Aldo E. Portales
Title: Assistant Treasurer

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